March 22, 2024
VIA SEDAR+
To:    British Columbia Securities Commission
    Alberta Securities Commission
    Financial and Consumer Affairs Authority of Saskatchewan, Securities Division
    The Manitoba Securities Commission
    Ontario Securities Commission
    Autorité des marchés financiers
    Financial and Consumer Services Commission (New Brunswick)
    Nova Scotia Securities Commission
    Financial and Consumer Services Commission (Prince Edward Island)
    Office of the Superintendent of Securities Service Newfoundland and Labrador
    Office of the Superintendent of Securities for the Northwest Territories
    Office of the Yukon Superintendent of Securities
    Office of the Superintendent of Securities Nunavut
Dear Sirs/Mesdames:
Pan American Silver Corp. -
Amended Technical Report for the La Colorada Property, Zacatecas, Mexico
Effective date: December 18, 2023

Pan American Silver Corp. (the “Company”) has filed an amended version of the technical report for the La Colorada property entitled “Amended NI 43-101 Technical Report for the La Colorada Property, Zacatecas, Mexico” with an effective date of December 18, 2023 (the “Technical Report”).

The amended version of the Technical Report is being filed to correct certain typographical and clerical errors included in Table 1-1: “Mineral resource statement for the combined La Colorada Vein Mine and Skarn Project” and Table 14-1: “Mineral resource statement for the combined La Colorada Vein Mine and Skarn Project” in the Technical Report, where the mineral resource estimates for lead (Pb) and zinc (Zn) at the La Colorada Vein Mine and the totals for the property were inadvertently misstated. The mineral resource estimates for lead (Pb) and zinc (Zn) at the Skarn Project were correctly stated in these tables.

Additionally, the Company’s address and the date of the report have been updated for currency, and Figure 24-3: “Plan view of Skarn Project LOM development” has been updated for legibility.

The SEDAR+ filing number for the Technical Report is 06080562.
Yours truly,
Pan American Silver Corp.
By: “Delaney Fisher”

Delaney Fisher
Senior Vice President, Associate General Counsel and Corporate Secretary
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